Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

December 22, 2011

James E. O'Connor
Division of Investment Management
Securities and Exchange Commission
Washington, D.C.  20549

Re:  Apollo Investment Corporation

Dear Mr. O'Connor:

Apollo Investment Corporation (the "Company") has authorized us to make the following responses to the comments received from you on October 27, 2011 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form N-2 (File No. 333-170519) (the "Registration Statement") as filed with the Securities and Exchange Commission (the "Commission") on September 12, 2011.  Your comments are set forth below in bold font and our response follows each respective comment.

Cover Page of Prospectus

1.         Please eliminate all references in the Registration Statement to purchase contracts. Alternatively, please provide a legal analysis discussing why purchase contracts are consistent with the protections of the Investment Company Act of 1940 (the "1940 Act").  The analysis should address the dilutive effects resulting from the issuance of such contracts.

At the time an investor enters into a purchase contract with the Company, such event is considered a "sale" as such term is defined in Section 2(a)(34) of the 1940 Act.  A sale that  obligates a contract holder to purchase shares of common stock from the Company would satisfy the requirements of the 1940 Act if, at the time of the sale, shares of common stock sold pursuant to a purchase contract are sold at a price at or above net asset value or, if the Company has shareholder approval to sell shares of common stock below net asset value from its shareholders, below net asset value.  Any other securities covered by a purchase contract would be sold in compliance with the rules and regulations governing the sale of such instruments set forth under the 1940 Act.  Any dilutive effect resulting from the issuance of a purchase contract would be disclosed in a prospectus supplement at the time of an offering in the same manner as other sales below net asset value pursuant to the protocol worked out with the staff.  To the extent the purchase contracts are for nonconvertible preferred stock or debt securities, no dilution is possible.

2.         Please insert the following disclosure on the front cover of the prospectus:  We invest in securities that have been rated below investment grade by independent rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

The Company believes that the Summary and Risk Factors portion of the Registration Statement adequately address the characteristics and risks related to the securities in which the Company primarily invests and that singling out one characteristic on the front cover is unnecessary.  In addition, most business development companies invest in similar types of securities and we are aware of only one that includes this type of disclosure on the front cover.

Fees and Expenses Table

3.         Please explain why the sales load line item is included in the stockholder transaction expenses table.

Item 3.1 of Form N-2 requires the Company to include a line item representing the sales load as a percentage of offering price.  At the time of an offering, the Company would disclose the amount of the sales load in a prospectus supplement.

4.         Please provide the calculations used to generate the amounts shown in the example.

The Company is providing the calculations separately via email.

5.         In footnote 7 to the fees and expenses table, how does the amount shown of $0.628 billion in borrowings outstanding reconcile with the amount of debt shown on the March 31, 2011 financial statements of $1,053,443?

The Company will clarify the footnote to explain that the table reflects all of the Company's indebtedness, including the amount outstanding on the Company’s revolving credit facility.

6.         In footnote 9 to the fees and expenses table, please remove the following sentence:  If the "Total annual expenses" percentage were calculated instead as a percentage of total assets, our "Total annual expenses" would be 5.42% of total assets.

The Company respectfully disagrees with this comment.  There is no instruction in Form N-2 that prohibits this type of additional disclosure in the footnotes to the fees and expenses table.

The General Instructions for Parts A and B of Form N-2 allow a registrant to include in its prospectus or SAI more information than called for by Form N-2, provided the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of required information.  Business development companies commonly include total annual expenses calculated as a percentage of total assets in the footnotes to their fees and expenses table because it gives potential investors more information regarding the calculation of total annual expenses.

Managements Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Contractual Obligations Table

7.         In the table that shows the class and year of the Company's contractual obligations, please explain why the asset coverage is not calculated on an overall basis and is instead split into three components.

Item 4.3, Instruction 2, of Form N-2 requires that, in lieu of expressing asset coverage in terms of a ratio, it should be expressed separately for each class of senior securities in terms of dollar amounts per share in the case of preferred stock or per $1,000 of indebtedness in the case of senior indebtedness.  Accordingly, the Company has expressed asset coverage in terms of dollar amounts per $1,000 of indebtedness separately for each class of its senior securities.  If the staff interprets Item 4.3 differently, please inform us.

Managements Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – AIC Credit Opportunity Fund, LLC

8.         In the fourth paragraph under this sub-section, please amend the sentence which begins "The Senior Note, total return swap and Acquisition Loan are" to instead begin "The Junior Note, total return swap and Acquisition Loan are…"

The Company respectfully disagrees with this comment.  The Junior Note is an asset, not a liability, of AIC Holdco.  Accordingly, the Company believes that the sentence as written correctly states that the Senior Note, and not the Junior Note, is non-recourse to AIC Holdco.

9.         In this same fourth paragraph, the following sentence appears: "From time to time we may provide additional capital to AIC Holdco for purposes of funding margin calls under one or more of the transactions described above among other reasons."  Please explain the accounting treatment of amounts paid to fund margin calls.

The Company has provided additional capital to AIC Holdco.  As an accounting matter, the Company debits the cost of the additional investment in AIC Holdco and credits the amount of cash with the result that the cost of the investment is increased by the amount of the additional investment.

Description of Our Purchase Contracts

10.       As per comment 1 above, the section "Description of Our Purchase Contracts" should be removed from the Registration Statement.  Alternatively, please provide a legal analysis discussing why purchase contracts are consistent with the protections of the 1940

Act. The analysis should address the dilutive effects resulting from the issuance of such contracts.

Please see the Company's response to comment 1.

March 31, 2011 Financial Statements – Schedule of Investments

11.       Update the Schedule of Investments to provide the information discussed in Form N-2, Instruction 1(b) to Item 8.6.c:  A business development company should provide an indication in its Schedule of Investments of those investments that are not qualifying investments under Section 55(a) of the 1940 Act and, in a footnote, briefly explain the significance of non-qualification.

The Company confirms that it will provide such additional information in the Schedule of Investments to be subsequently included in the Company's Form N-2 on an on-going basis. The amended Schedule of Investments will be included in a post-effective amendment to the Registration Statement or in a prospectus supplement at the time of an offering.

March 31, 2011 Financial Statements – Note 3. Agreements

12.       The first paragraph under Note 3 contains the following disclosure:  "For accounting purposes only, we are required under GAAP to accrue a theoretical capital gains incentive fee based upon net realized capital gains and unrealized capital appreciation and depreciation on investments held at the end of each period. The accrual of this theoretical capital gains incentive fee assumes all unrealized capital appreciation and depreciation is realized in order to reflect a theoretical capital gains incentive fee that would be payable to the Investment Adviser at each measurement date. There was no such required accrual under GAAP for the fiscal years ended March 31, 2011, 2010 and 2009."   We disagree with the last sentence (underscored for emphasis) as accounting guidance on this matter has always been available.

The underscored sentence was intended to refer to the factual outcome of the accounting guidance.  Note 3 to the Company's financial statements will be modified in subsequent filings so that the underscored sentence will read as follows: "There was no such accrual for the fiscal years ended March 31, 2011, 2010 and 2009" (as modified for the applicable fiscal period).

AIC Credit Opportunity Fund LLC ("AIC Holdco")

General

13.        Please explain why the investments made by AIC Holdco through its wholly-owned subsidiaries are not consolidated on the Company's balance sheet.

When AIC Holdco invested in the three special purpose entities that hold the assets in question, in 2008, it carefully evaluated the appropriate accounting and concluded that consolidation was not appropriate.  The basis for this determination has appeared in note 2(h) of the Company’s financial statements and reads as follows:

(h)  In accordance with Regulation S-X and ASC 810―Consolidation, the Company generally will not consolidate its interest in any company other than in investment company subsidiaries and controlled operating companies substantially all of whose business consists of providing services to the Company.  Consequently, the Company generally will not consolidate special purpose entities through which the special purpose entity acquires and holds investments subject to financing with third parties.  At September 30, 2011, the Company did not have any subsidiaries or controlled operating companies that were consolidated.  See note 6.

The Company also notes that the staff expressly referred without disagreement to the Company’s accounting treatment of these assets in comments given on December 10, 2010.

The following discussion elaborates on the Company’s determination.

1.
Regulation S-X 6-03(c), which is part of the federal securities law, permits consolidation solely with other investment companies.  The term “investment company” is defined in the federal securities laws to encompass companies that are or are required to be registered with the SEC as investment companies or have elected business development company status and non-U.S. investment companies that are publicly offered outside the U.S.  The term expressly does not include vehicles such as the three special purpose entities in question that satisfy the requirements of the exclusion set forth in Section 3(c)(7) of the 1940 Act.  The Company believes that a change in this definition should be a matter for consideration by the Commission through the rulemaking process, particularly as issuers have relied on its meaning in entering into various agreements, such as credit facilities, and in making investments that comply with the covenants in those facilities.  While the Commission could change the definition of this term for purposes of Regulation S-X by amending Regulation S-X, it has not yet done so.

2.
The Company also reviewed other guidance, particularly in the area of investment company accounting and consolidation.  Under the current investment company guidance, certain private investment funds, such as hedge funds, will generally be treated as investment companies for purposes of being eligible for fair value accounting and the other special accounting rules applicable to investment companies.  However, two of the elements required for classification as an investment company have historically been the existence of multiple investments and multiple investors.  None of the three entities in which AIC Holdco acquired an interest acquired multiple investments or pools funds of multiple investors.

Consequently, both in 2008 when these investments were made and currently, it is the Company's view that the in-effect accounting literature does not permit or require  consolidation of interests in companies that are not themselves investment companies as defined in the federal securities laws.

The Company also notes that the special purpose vehicle holding each of these securities was prescribed to the Company by the seller with the exposure as part of the purchase transaction and that the absence of consolidation reduced, in the case of the two special purpose vehicles that had nonrecourse debt financing, the base advisory fees payable to the Adviser.  Consequently, non-consolidation provided a benefit to the Company's shareholders.

14.       Please identify the "unaffiliated third party" that co-invests in each of the SPVs with AIC Holdco.

The unaffiliated third parties that co-invest in each of the SPVs are the respective banks that provided the financing and no interests are pooled.  The Company will furnish the names of these banks to the staff in a separate communication.

15.       How is the investment of the Company in AIC Holdco and its wholly-owned subsidiaries treated with respect to the requirement that 70% of the Company's assets be qualifying assets described in Section 55(a) of the 1940 Act?

The Company's investment in AIC Holdco and its wholly-owned subsidiaries is not treated as an investment in eligible portfolio companies for purposes of the Section 55(a).

16.       Please file copies of the loan agreements and all related documents that have been entered into by AIC Holdco and its wholly-owned subsidiaries.

Item 25.2(f) of Form N-2 requires copies of the constituent instruments defining the rights of the holders of long-term debt of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed; however, the instrument relating to any class of long-term debt of any subsidiary need not be filed if the total amount of securities authorized thereunder amounts to less than two percent of the total assets of the registrant and its subsidiaries on a consolidated basis, and if the registrant files an agreement to furnish such copies to the Commission upon request.  The Company is not required to file consolidated or unconsolidated financial statements for AIC Holdco and its subsidiaries.  Additionally, the total amount of securities authorized under either of the loan agreements and related documents amounts to less than two percent of the total assets of the Company and AIC Holdco.  The Company also notes that Item 1.01 of Form 8-K requires a registrant to disclose any material definitive agreements entered into by the registrant only and does not require such disclosure for any material definitive agreements entered into by a wholly-owned subsidiary of a registrant.

17.       As part of the process of valuing the subsidiaries, the Company's directors must value the underlying loans in order to calculate the Company's net asset value.  Please describe how the loans will be valued on an ongoing basis.  The financial statements should discuss how the loans are valued and include all of the disclosure requirements under Topic ASC 820 for the loans as if they were held by the Company (e.g., the requirements about significant inputs and valuation techniques).  How will the loans be valued in the event of an early termination?

The loans in question are valued in the same manner as loans held directly by the Company.  The notes to the Company's financials statements do not discuss the valuation of any particular asset held by the Company, and the Company does not believe it would be appropriate to discuss the valuation of these assets in such notes either.  In the event of an early termination the loan would be sold and the exit price would determine the final value.

Apollo FDC

With respect to the transaction between AIC Holdco and Apollo FDC, please address the following issues.

18.       Define the term "profit participating note."

A profit participating note does not usually bear interest, but instead entitles a note holder to distributions from underlying assets.

19.       Is the $21 million difference between the face value of the reference obligation and its purchase price treated as OID or market discount?

The $21 million difference between the face value of the reference obligation and its purchase price is market discount.

20.       Does Apollo FDC receive the full amount of the difference between the interest paid to the unaffiliated third party and the stated interest on the note from First Data Corporation (currently 11.25% minus Libor +1.5%)?

Yes, subject to the effects of any losses or gains on a sale of the First Data notes.

21.       Please describe the extent of the leverage created by the junior note.

The junior note is nonrecourse to Apollo FDC and to the Company.  Consequently, the junior note does not create any leverage for Apollo FDC or the Company.  The senior note does create leverage for Apollo I Trust.  As of September 30, 2011, the junior note was equal to the unpaid principal of the senior notes equating to a leverage ratio of 1:1.

22.       Define the "other proceeds" due under the reference obligation.

"Other proceeds" includes amounts, other than interest proceeds, potentially payable by First Data Corporation under the FDC Reference Obligation including breakage costs, premiums, penalties, amendment and similar fees, increased costs and any other non-principal payments.

23.       We note that Apollo FDC is entitled to 100% of the appreciation in the reference obligation.  Define "appreciation."

The term "appreciation" refers to an upward adjustment of the value of the reference obligation.  Appreciation is taken into account in determining the amount of margin required and, upon termination of the transaction, the amount payable to Apollo FDC.

24.       If First Data Corporation has no "profits," however defined, does Apollo FDC receive any interest and proceeds?  Please adequately describe the terms and risks of the "Junior Profit-Participating Note."

Whether First Data Corporation earns a profit or not is not relevant to its obligation to pay interest on the reference obligation and consequently is not relevant to the interest received  by Apollo FDC unless First Data Corporation defaults on the reference obligation.  If First Data Corporation fails to earn profits, it is less likely that the reference obligation would appreciate in value.  The Company will separately provide to the staff on a confidential basis a summary term sheet for the junior note.

25.       What is meant by "any additional margin we decide to post"?

Neither the Company nor AIC Holdco has an obligation to post additional margin in connection with the Junior Note.  Accordingly, any additional margin posted would be discretionary.

Apollo TXU

Please clarify the following issues with respect to the total return swap ("TRS") entered into by Apollo TXU.

26.       Please identify the counter-party with whom Apollo TXU has entered into the TRS.

An unaffiliated financial institution is the counter-party.  The Company will supply the name to the staff in a separate communication.

27.       Please fully disclose the terms and risks of the TRS.

The Company will separately provide to the staff on a confidential basis a summary term sheet for the TRS.

28.       As the loan pays down or is paid off, how is the notional amount of the TRS adjusted?

This information will be included in the summary term sheet that the Company will provide separately to the staff in response to comment #27.

29.       Would a drop in the value of the loan selected for the TRS leave AIC Holdco and Apollo TXU in the position of making ongoing contractual interest payments, plus capital depreciation payments from (or in addition to) the collateral against reduced or terminated total returns from the loans?

A drop in the value of the loan selected for the TRS would not require AIC Holdco or Apollo TXU to make ongoing contractual interest payments.

30.       The leveraging built into this derivative transaction – almost five times the cash margin collateral - means that AIC Holdco and Apollo TXU could disappear quickly if there is significant capital depreciation in the TRS.  Please describe the amount and composition of the assets (including any margin collateral held at by a counterparty that are be held by AIC Holdco and Apollo TXU in relation to the notional amount of the TRS to satisfy the asset coverage requirements of Section 61(a) of the 1940 Act.

The leveraging built into the derivative transaction currently is approximately 1.5 times (not five times) the cash margin collateral. The Company originally put up $11.375 million in equity to acquire a $45.5 million asset.  As of the date of this letter, the equity amount is approximately $22.0 million and the debt is approximately $31.8 million.  The leveraging provided by the TRS is nonrecourse to Apollo TXU and as a result the "disappearance" of Apollo TXU by permitting the TRS to terminate upon a margin call would not affect AIC Holdco other than to turn what would have been unrealized depreciation on the investment into a realized loss.

The Company believes that the asset coverage requirements of Section 61(a) do not apply to non-recourse TRS transactions.  A non-recourse TRS is not a senior security as there is no obligation on the part of the writer -- Apollo TXU in this case -- to make any additional payments.  Rather, it can terminate the TRS without penalty at any time and the TRS would be subject to automatic termination if the excess value of the collateral posted falls below a predetermined amount and Apollo TXU does not post additional collateral.  Since Apollo TXU has no additional obligations and cannot suffer a greater loss than the collateral it has posted, this nonrecourse TRS is very much like the purchase of a call option, which is not a senior security.  If the Apollo TXU TRS were a senior security of Apollo TXU, the notional amount would not be an appropriate measure of the amount of senior security since it is not possible for Apollo TXU to be obligated in that amount.  Similarly, while the amount of margin posted does represent the maximum amount Apollo TXU has at risk, it is an investment already made and is not in economic reality in the nature of a debt obligation.  Rather, as stated above, that amount is similar to the premium paid to buy an option and accordingly, it would also not be an appropriate measure of the amount of a senior security.  As a "long" investment, it should not be treated as a senior security at all.

31.       Is the appreciation in the value of the TRS included in total assets used to calculate the Company's advisory fees?  If so, is the amount of any capital depreciation in the TRS treated as a liability that reduces total assets?

Appreciation and depreciation of the security the TRS references affects the terminal value of the TRS.  These fluctuations increase (if there is appreciation) or decrease (if there is depreciation) the equity value of AIC Holdco and thus the value of the total assets of the Company for purposes of calculating the Company's advisory fee payable to its adviser.

32.       How will the periodic payments received by the Company be treated for the purpose of determining the incentive fees payable to the Company's investment adviser?  Assume that Company receives payments from AIC Holdco and Apollo TXU for the "total return" of the securities, which is comprised of interest income and realized gains.  Will the "income" from the periodic payments be included in the capital gains portion of the incentive fee since periodic payments received from derivative contracts are recorded as realized gains in the financial statements in accordance with GAAP?

To the extent that AIC Holdco chooses to pay certain cash dividends to the Company, the Company recognizes such dividends as dividend income on its Statement of Operations and includes such amounts in the calculation of incentive fees payable.

33.       Please clarify whether the loan underlying the TRS will be included in the Company's basket of eligible portfolio companies for purposes of meeting the requirements of Section 2(a)(46) of the 1940 Act.

The loan underlying the TRS will not be included in the Company's basket of eligible portfolio companies for purposes of meeting the requirements of Section 2(a)(46) of the 1940 Act.

Apollo Boots

34.       Apollo Boots appears to have only $10.02 million of assets.  What collateral or security was put up for the multicurrency $40.87 million Acquisition Loan by an unaffiliated third party?

Apollo Boots's equity contributions, paid on the closing date of the credit agreement, equaled £2,268,725.15 and £4,255,761.96, which equaled $10,022,000 (U.S. dollar equivalent). Additionally, on November 21, 2008 the Company paid an additional 2,687,435.62 EUR and £1,432,658.32 so as to increase its equity in Apollo Boots.  At that time the debt to the counterparty was relieved.  Accordingly, current leverage is much lower than the original 3:1 ratio.  Converted to U.S. dollars, on a cost basis, the Company has $15.5 million of equity supporting $32.3 million of debt as of September 30, 2011 -- which equates to a leverage ratio of approximately 2:1.

35.       Are the Boots Reference Obligations qualifying loans under Section 55(a)?

No, Boots is not a domestic company.

36.       It appears that Apollo Boots borrowed $40.87 million "at LIBOR plus 1.25% or, in certain cases, the higher of the Federal Funds Rate plus 0.50% or the lender's prime-rate."  Apollo Boots then invested $50.89 million assets in the Boots Reference Obligations, which pay interest at the rate of LIBOR plus 3% per year and mature in June 2015.  Please clarify the facts of the transaction.  What accounts for the apparent difference in yield between the Acquisition Loan and the Boots Reference Obligations?  Were the Boots Reference Obligations purchased at a discount?  Do they involve OID?

The Company will separately provide to the staff on a confidential basis a summary term sheet for Apollo Boots.  The Boots Reference Obligations were purchased with market discount.  The summary term sheet will contain additional facts related to the transaction and clarify the apparent difference in yield between the Acquisition Loan and the Boots Reference Obligation.

37.       What does "in certain cases" mean?

Term loans are either eurocurrency rate loans or alternate base rate loans.  The alternate base rate means for any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus 0.50% and (b) the rate of interest in effect for such day as publicly announced from time to time by the administrative agent as its "prime rate."  Consequently, to the extent all or any portion of the term loans is or becomes alternate base rate loans, the "in certain circumstances" rate would apply.

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The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call either Richard Prins at 212-735-2790 or Veronica Castillo at 212-735-3859.

Sincerely,

/s/ Richard Prins
Richard Prins